UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2024 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2025

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone: +81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled) :	June 24, 2025	Commencement of Dividend Payment (scheduled): June 6, 2025
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 17, 2025	Trading Accounts: Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2024 (for the fiscal year ended March 31, 2025)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2024	9,030,374	3.2	1,168,141	27.7	885,433	30.4
Fiscal 2023	8,744,458	51.3	914,047	15.7	678,993	22.2

Note:	Comprehensive Income: Fiscal 2024: ¥618,184 million, (54.0)%; Fiscal 2023: ¥1,345,039 million, 384.4%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock	Earnings on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2024	350.20	350.20	8.5	0.4	12.9
Fiscal 2023	267.88	267.88	7.0	0.3	10.4

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2024: ¥46,782 million; Fiscal 2023: ¥26,221 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2024	283,320,404	10,523,753	3.6	4,161.03
Fiscal 2023	278,672,151	10,312,135	3.6	4,037.28

Reference:	Own Capital: As of March 31, 2025: ¥10,442,211 million; As of March 31, 2024: ¥10,232,538 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2024	(3,820,800)	3,793,092	(299,030)	70,723,361
Fiscal 2023	1,884,978	1,982,207	(230,990)	71,165,815

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2023	—	50.00	—	55.00	105.00	266,529	39.1	2.7
Fiscal 2024	—	65.00	—	75.00	140.00	353,456	39.9	3.4
Fiscal 2025 (estimate)	—	72.50	—	72.50	145.00		38.7

3. Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
1H F2025	—	—	—
Fiscal 2025	940,000	6.1	374.57

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock (excluding treasury stock and others) as of March 31, 2025.

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

  i .  Changes in accounting policies due to revisions of accounting standards: No

  ii. Changes in accounting policies other than i above: No

  iii. Changes in accounting estimates: No

  iv. Restatements: No

(3) Issued Shares of Common Stock

i . Year-end issued shares (including treasury stock):	As of March 31, 2025	2,513,757,794 shares	As of March 31, 2024	2,539,249,894 shares
ii . Year-end treasury stock:	As of March 31, 2025	4,233,302 shares	As of March 31, 2024	4,739,805 shares
iii. Average number of outstanding shares:	Fiscal 2024	2,528,302,462 shares	Fiscal 2023	2,534,673,803 shares

This immediate release is outside the scope of the audit by certified public accountants or an audit firm.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2024, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Condition	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Condition	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2024 and Dividend Estimates for Fiscal 2025	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Notes	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Tuesday, May 20, 2025. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2025, in response to the slowdown in inflation, the major industrial countries in Europe and the U.S. started to cut interest rates. In the U.S., although the impact of monetary tightening slowed the labor market, the U.S. economy remained solid, driven by consumer spending from high-income groups. Meanwhile, consumption and corporate activities remained stagnant in Europe. In China, the economy lacked momentum, due to the correction of the real estate market and weak consumer spending.

In the U.S., the economy is continuing to grow steadily, driven by consumer spending from high-income groups, even under sudden monetary tightening by the Federal Reserve Board (FRB). On the other hand, inflation had slowed steadily as the impact of monetary tightening slowed the labor market and shortages of labor and supply eased. In January 2025, the U.S. administration changed, and there is a growing concern of a resurgence in inflation and economic deterioration due to its tariff policies. Based on these circumstances, the FRB decided to leave its policy interest rate unchanged at the meeting of the Federal Open Market Committee (FOMC) held in March 2025. Amid increasing uncertainties, it is expected that the FRB will determine its future policies carefully while keeping an eye on inflation and economic conditions.

In Europe, the economy continued to exhibit low growth. Consumer spending was stagnant and the impact of monetary tightening has exerted downward pressure on companies’ investment demand. In addition, inflation slowed as a result of a pause in the passing of rising energy costs onto consumers, a sluggish economy and a deceleration in wage increases. Based on these circumstances, the European Central Bank (ECB) decided to lower its policy interest rate at its meeting held in March 2025. As interest rates gradually approach a neutral level, it is expected that the ECB will determine its future policies by assessing the impact on its economy.

In Asia, the economy is lacking momentum. In China, although government support measures and strong exports supported the economy, prolonged correction in the real estate market and weak consumer spending resulted in an economy that continued to lack momentum. In addition, the U.S.-China conflict is ongoing, and the uncertainty with respect to issues such as trade and national security has become higher than ever. In emerging economies, there has been gradual recovery due to an increase in electronic device exports. However, with concerns like currency depreciation and the resurgence of inflation lingering, the pace of interest rate cuts in each country remains slow, and the recovery of domestic demand is sluggish.

In Japan, the economy is recovering gradually. While the lack of growth in overseas economies is weighing on the production of the manufacturing industry, capital investment and wages are on an upward trend, backed by high levels of corporate earnings. At the same time, as the movement to pass the increased labor costs onto prices is gradually spreading, the Bank of Japan decided to raise its policy interest rate in January 2025. It is expected that the Bank of Japan will continue to determine its monetary policy by assessing developments concerning wages and prices and trends of the economy going forward.

The prospects for the growth of the global economy are expected to remain gradual, as the imposition of tariffs by the U.S. will be a downward pressure factor and the slowdown of the Chinese economy will also weigh on the economy. In addition, due to Japan’s and Europe’s intensified export competition with China in global markets, further escalation of regional conflicts in the Middle East, and policy uncertainty in the U.S., fears of economic deterioration and financial and capital market disruption may spread, potentially adversely affecting the Japanese economy as well.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,920.4 billion for fiscal 2024, increasing by ¥217.0 billion from the previous fiscal year mainly due to the strong performance in non-interest income as well as positive impact from the Bank of Japan’s policy interest rate hike.

General and Administrative Expenses increased by ¥176.7 billion on a year-on-year basis to ¥1,840.7 billion mainly due to the external factors such as inflation and the resource deployment to growth areas and governance-related costs, offset in part by our maintaining overall control on expenses.

As a result, Consolidated Net Business Profits increased by ¥62.0 billion on a year-on-year basis to ¥1,098.9 billion. Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others, which consists of Consolidated Net Business Profits, Net Gains (Losses) related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net Gains (Losses) related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., increased by ¥138.4 billion on a year-on-year basis to ¥1,144.2 billion.

1-2

Mizuho Financial Group, Inc.

Credit-related Costs decreased by ¥54.7 billion on a year-on-year basis to ¥51.6 billion mainly due to the reversals in and outside Japan, offset in part by the reserves from a forward-looking perspective, considering uncertainty in business environment.

Net Gains (Losses) related to Stocks increased by ¥117.5 billion on a year-on-year basis to net gains of ¥141.2 billion mainly due to the increase in profits from the sale of cross-holding stocks.

As a result, Ordinary Profits increased by ¥254.0 billion on a year-on-year basis to ¥1,168.1 billion.

Extraordinary Gains (Losses) decreased by ¥19.0 billion on a year-on-year basis to net gains of ¥21.9 billion mainly due to the elimination of a large amount of gains on cancellation of employee retirement benefit trust recorded in the previous fiscal year.

Tax-related Expenses increased by ¥29.6 billion on a year-on-year basis to ¥301.4 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2024 increased by ¥206.4 billion on a year-on-year basis to ¥885.4 billion.

As for earnings estimates for fiscal 2025, we estimate Profit Attributable to Owners of Parent of ¥940.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates.

(2) Overview of Financial Condition

Consolidated Total Assets as of March 31, 2025 amounted to ¥283,320.4 billion, increasing by ¥4,648.2 billion from the end of the previous fiscal year mainly due to an increase in Receivables under Resale Agreements.

Securities amounted to ¥34,307.5 billion, decreasing by ¥3,937.8 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥94,108.7 billion, increasing by ¥1,329.9 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥173,145.5 billion, increasing by ¥1,700.3 billion from the end of the previous fiscal year.

Net Assets amounted to ¥10,523.7 billion, increasing by ¥211.6 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥9,423.6 billion, Accumulated Other Comprehensive Income was ¥1,018.5 billion, and Non-controlling Interests was ¥81.5 billion.

Net Cash Used in Operating Activities was ¥3,820.8 billion mainly due to increased Call Loans. Net Cash Provided by Investing Activities was ¥3,793.0 billion mainly due to purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥299.0 billion mainly due to the redemption of subordinated bonds.

As a result, Cash and Cash Equivalents as of March 31, 2025 was ¥70,723.3 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2024 and Dividend Estimates for Fiscal 2025

Based on our capital management policy of pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return, for Fiscal 2024, we maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

Based on this policy, at the meeting of the Board of Directors held today, we have decided to issue ¥75.0 of year-end cash dividends on common stock for Fiscal 2024 (annual cash dividends of ¥140.0, including interim dividends of ¥65.0), an increase of ¥10.0 from the most recent Dividend Estimate, based on the fact that Profit Attributable to Owners of Parent for Fiscal 2024 was ¥885.4 billion.

Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 10.3%, thus again fulfilling the lower end of the 9-10% range that we consider as the necessary level.

Year-end cash dividends on Common Stock	¥75.0 per share (Increase of ¥10.0 from the most recent Dividend Estimate)
Annual cash dividends incl. interim dividends	¥140.0 per share (Increase of ¥10.0 from the most recent Dividend Estimate)

Meanwhile, in accordance with the Articles of Incorporation, we may decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations.

We decided to set forth our new shareholder return policy of keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In addition, we will increase dividends per share by approximately ¥5.0 each fiscal year, based on the steady growth of our stable earnings base. We will decide share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

Based on the new policy, as for the dividend estimates of common stock for Fiscal 2025, we predict ¥145.0 per share of common stock, which is an increase of ¥5.0 from Fiscal 2024. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2025)

Common Stock	Cash Dividends per Share of which Interim and Year-end Dividends	¥145.0 (Increase of ¥5.0 from Fiscal 2024) ¥72.5 each

1-3

Mizuho Financial Group, Inc.

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and overseas and/or the development of IFRS.

1-4

Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2024	As of March 31, 2025
Assets
Cash and Due from Banks	¥72,968,900	¥72,483,086
Call Loans and Bills Bought	1,259,964	688,473
Receivables under Resale Agreements	20,533,096	28,107,374
Guarantee Deposits Paid under Securities Borrowing Transactions	2,357,463	2,078,999
Monetary Claims Bought	4,174,891	3,932,427
Trading Assets	21,381,444	22,240,796
Money Held in Trust	583,647	632,025
Securities	38,245,422	34,307,574
Loans and Bills Discounted	92,778,781	94,108,757
Foreign Exchanges	2,259,701	2,237,879
Derivatives other than for Trading Assets	2,606,667	3,497,747
Other Assets	7,364,363	7,008,874
Tangible Fixed Assets	1,139,470	1,122,592
Buildings	330,325	332,093
Land	613,649	570,345
Lease Assets	16,423	20,968
Construction in Progress	47,074	61,297
Other Tangible Fixed Assets	131,997	137,887
Intangible Fixed Assets	725,142	808,897
Software	383,863	453,171
Goodwill	116,417	108,029
Lease Assets	4,421	11,419
Other Intangible Fixed Assets	220,440	236,277
Net Defined Benefit Asset	847,116	758,783
Deferred Tax Assets	135,428	237,630
Customers’ Liabilities for Acceptances and Guarantees	10,098,502	9,824,242
Allowances for Loan Losses	(787,848)	(755,751)
Allowance for Investment Losses	(4)	(5)

Total Assets	¥278,672,151	¥283,320,404

1-5

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2024	As of March 31, 2025
Liabilities
Deposits	¥159,854,668	¥158,746,762
Negotiable Certificates of Deposit	11,590,532	14,398,784
Call Money and Bills Sold	1,660,682	2,745,165
Payables under Repurchase Agreements	38,103,216	38,393,650
Guarantee Deposits Received under Securities Lending Transactions	1,306,422	1,604,389
Commercial Paper	1,165,988	2,138,133
Trading Liabilities	13,836,028	14,290,572
Borrowed Money	5,449,852	4,008,514
Foreign Exchanges	900,034	840,486
Short-term Bonds	565,736	724,118
Bonds and Notes	11,999,712	12,877,794
Due to Trust Accounts	983,877	950,946
Derivatives other than for Trading Liabilities	3,818,518	4,566,669
Other Liabilities	6,618,151	6,267,822
Reserve for Bonus Payments	185,977	224,246
Reserve for Variable Compensation	2,527	2,226
Net Defined Benefit Liability	67,151	68,259
Reserve for Director and Corporate Auditor Retirement Benefits	541	484
Reserve for Possible Losses on Sales of Loans	8,645	1,266
Reserve for Contingencies	19,321	22,542
Reserve for Reimbursement of Deposits	10,378	7,146
Reserve for Reimbursement of Debentures	25,125	19,965
Reserves under Special Laws	3,781	4,247
Deferred Tax Liabilities	27,058	21,155
Deferred Tax Liabilities for Revaluation Reserve for Land	57,583	47,059
Acceptances and Guarantees	10,098,502	9,824,242

Total Liabilities	¥268,360,016	¥272,796,651

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,129,730	1,129,730
Retained Earnings	5,538,891	6,046,578
Treasury Stock	(9,402)	(9,462)

Total Shareholders’ Equity	8,915,987	9,423,614

Net Unrealized Gains (Losses) on Other Securities	929,815	867,697
Deferred Gains (Losses) on Hedges	(298,280)	(465,204)
Revaluation Reserve for Land	126,879	98,680
Foreign Currency Translation Adjustments	344,250	398,783
Remeasurements of Defined Benefit Plans	214,337	119,654
Own Credit Risk Adjustments, Net of Tax	(452)	(1,014)

Total Accumulated Other Comprehensive Income	1,316,550	1,018,596

Stock Acquisition Rights	5	5
Non-controlling Interests	79,591	81,536

Total Net Assets	10,312,135	10,523,753

Total Liabilities and Net Assets	¥278,672,151	¥283,320,404

1-6

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Ordinary Income	¥8,744,458	¥9,030,374
Interest Income	5,772,536	6,000,202
Interest on Loans and Bills Discounted	2,787,517	2,739,320
Interest and Dividends on Securities	674,386	861,082
Interest on Call Loans and Bills Bought	33,521	20,981
Interest on Receivables under Resale Agreements	721,327	801,353
Interest on Securities Borrowing Transactions	44,916	53,453
Interest on Due from Banks	1,060,345	951,617
Other Interest Income	450,521	572,394
Trust Fees	61,487	62,288
Fee and Commission Income	1,060,235	1,115,433
Trading Income	1,090,397	1,047,459
Other Operating Income	360,724	394,573
Other Ordinary Income	399,078	410,417
Recovery of Written-off Claims	5,511	10,698
Other	393,566	399,718
Ordinary Expenses	7,830,410	7,862,233
Interest Expenses	4,884,924	4,954,945
Interest on Deposits	1,738,287	1,690,300
Interest on Negotiable Certificates of Deposit	520,886	494,833
Interest on Call Money and Bills Sold	22,927	16,426
Interest on Payables under Repurchase Agreements	1,754,457	1,843,925
Interest on Securities Lending Transactions	27,635	39,037
Interest on Commercial Paper	83,741	65,808
Interest on Borrowed Money	66,293	60,493
Interest on Short-term Bonds	112	2,299
Interest on Bonds and Notes	315,392	404,367
Other Interest Expenses	355,187	337,452
Fee and Commission Expenses	203,627	208,639
Trading Expenses	363,813	—
Other Operating Expenses	189,710	535,969
General and Administrative Expenses	1,663,951	1,840,702
Other Ordinary Expenses	524,383	321,975
Provision for Allowances for Loan Losses	78,672	36,164
Other	445,710	285,811

Ordinary Profits	¥914,047	¥1,168,141

1-7

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Extraordinary Gains	¥58,684	¥58,371
Gains on Disposition of Fixed Assets	5,946	36,367
Gains on Cancellation of Employee Retirement Benefit Trust	52,738	12,396
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	9,015
Other Extraordinary Gains	—	592
Extraordinary Losses	17,697	36,428
Losses on Disposition of Fixed Assets	9,304	12,692
Losses on Impairment of Fixed Assets	7,963	23,270
Other Extraordinary Losses	429	465

Profit before Income Taxes	955,035	1,190,084

Income Taxes:
Current	276,194	301,525
Deferred	(4,459)	(108)

Total Income Taxes	271,735	301,416

Profit	683,299	888,667

Profit Attributable to Non-controlling Interests	4,305	3,234

Profit Attributable to Owners of Parent	¥678,993	¥885,433

1-8

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Profit	¥683,299	¥888,667
Other Comprehensive Income (Loss)	661,740	(270,483)
Net Unrealized Gains (Losses) on Other Securities	367,374	(61,222)
Deferred Gains (Losses) on Hedges	60,598	(166,963)
Revaluation Reserve for Land	—	(1,343)
Foreign Currency Translation Adjustments	190,357	45,598
Remeasurements of Defined Benefit Plans	28,852	(92,478)
Own Credit Risk Adjustments, Net of Tax	(471)	(562)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	15,030	6,488

Comprehensive Income	1,345,039	618,184

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	1,335,852	614,332
Comprehensive Income Attributable to Non-controlling Interests	9,187	3,851

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2024

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(234,802)		(234,802)
Profit Attributable to Owners of Parent			678,993		678,993
Repurchase of Treasury Stock				(3,383)	(3,383)
Disposition of Treasury Stock		0		2,766	2,767
Transfer from Revaluation Reserve for Land			2,441		2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		462			462
Change in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	463	446,864	(616)	446,710

Balance as of the end of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(234,802)
Profit Attributable to Owners of Parent										678,993
Repurchase of Treasury Stock										(3,383)
Disposition of Treasury Stock										2,767
Transfer from Revaluation Reserve for Land										2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										462
Change in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ Equity	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	658,845

Total Changes during the period	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	1,105,555

Balance as of the end of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2025

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987
Changes during the period
Cash Dividends			(304,603)		(304,603)
Profit Attributable to Owners of Parent			885,433		885,433
Repurchase of Treasury Stock				(102,921)	(102,921)
Disposition of Treasury Stock		2		2,861	2,864
Cancellation of Treasury Stock		(99,999)		99,999	—
Transfer from Revaluation Reserve for Land			26,853		26,853
Transfer from Retained Earnings to Capital Surplus		99,996	(99,996)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(0)	507,686	(59)	507,626

Balance as of the end of the period	2,256,767	1,129,730	6,046,578	(9,462)	9,423,614

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135
Changes during the period
Cash Dividends										(304,603)
Profit Attributable to Owners of Parent										885,433
Repurchase of Treasury Stock										(102,921)
Disposition of Treasury Stock										2,864
Cancellation of Treasury Stock										—
Transfer from Revaluation Reserve for Land										26,853
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	(296,009)

Total Changes during the period	(62,117)	(166,924)	(28,199)	54,533	(94,683)	(562)	(297,954)	—	1,944	211,617

Balance as of the end of the period	867,697	(465,204)	98,680	398,783	119,654	(1,014)	1,018,596	5	81,536	10,523,753

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Cash Flow from Operating Activities
Profit before Income Taxes	¥955,035	¥1,190,084
Depreciation	173,173	198,607
Losses on Impairment of Fixed Assets	7,963	23,270
Amortization of Goodwill	5,020	7,315
Equity in Loss (Gain) from Investments in Affiliates	(26,221)	(46,782)
Increase (Decrease) in Allowances for Loan Losses	42,729	(33,639)
Increase (Decrease) in Allowance for Investment Losses	3	0
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(6,403)	(7,379)
Increase (Decrease) in Reserve for Contingencies	3,157	3,759
Increase (Decrease) in Reserve for Bonus Payments	49,304	39,356
Increase (Decrease) in Reserve for Variable Compensation	145	(301)
Decrease (Increase) in Net Defined Benefit Asset	102,323	(26,725)
Increase (Decrease) in Net Defined Benefit Liability	(1,638)	477
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	2	(57)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(3,316)	(3,232)
Increase (Decrease) in Reserve for Reimbursement of Debentures	17,327	(5,159)
Interest Income—accrual basis	(5,772,536)	(6,000,202)
Interest Expenses—accrual basis	4,884,924	4,954,945
Losses (Gains) on Securities	(24,038)	2,393
Losses (Gains) on Money Held in Trust	5	(739)
Foreign Exchange Losses (Gains)—net	(1,061,035)	160,885
Losses (Gains) on Disposition of Fixed Assets	3,358	(23,674)
Losses (Gains) on Revision of Retirement Benefit Plan	—	(9,015)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(52,738)	(12,396)
Net Decrease (Increase) in Trading Assets	(2,604,912)	(897,685)
Net Increase (Decrease) in Trading Liabilities	176,157	449,391
Net Decrease (Increase) in Derivatives other than for Trading Assets	(341,491)	(901,858)
Net Increase (Decrease) in Derivatives other than for Trading Liabilities	997,746	757,438
Net Decrease (Increase) in Loans and Bills Discounted	(96,019)	(1,525,099)
Net Increase (Decrease) in Deposits	5,381,997	(975,924)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(3,198,510)	2,903,305
Net Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	1,278,447	(1,446,750)
Net Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(324,286)	15,123
Net Decrease (Increase) in Call Loans, etc.	(7,704,413)	(6,833,612)
Net Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(460,034)	278,464
Net Increase (Decrease) in Call Money, etc.	9,511,807	1,735,093
Net Increase (Decrease) in Commercial Paper	(854,467)	986,546
Net Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	548,579	297,966
Net Decrease (Increase) in Foreign Exchanges (Assets)	379,335	2,059
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	223,630	(59,192)
Net Increase (Decrease) in Short-term Bonds (Liabilities)	88,594	158,381
Increase (Decrease) in Bonds and Notes	441,113	795,718
Net Increase (Decrease) in Due to Trust Accounts	(550,220)	(32,930)
Interest and Dividend Income—cash basis	5,571,589	5,907,980
Interest Expenses—cash basis	(4,756,988)	(5,043,512)
Other—net	(831,529)	(679,389)

Subtotal	2,172,672	(3,696,692)

Cash Refunded (Paid) in Income Taxes	(287,693)	(124,107)

Net Cash Provided by (Used in) Operating Activities	1,884,978	(3,820,800)

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2024	For the fiscal year ended March 31, 2025
Cash Flow from Investing Activities
Payments for Purchase of Securities	(78,051,713)	(60,070,019)
Proceeds from Sale of Securities	37,149,439	43,264,042
Proceeds from Redemption of Securities	43,228,988	20,901,192
Payments for Increase in Money Held in Trust	(78,560)	(55,845)
Proceeds from Decrease in Money Held in Trust	8,692	6,826
Payments for Purchase of Tangible Fixed Assets	(63,123)	(94,936)
Payments for Purchase of Intangible Fixed Assets	(193,888)	(250,009)
Proceeds from Sale of Tangible Fixed Assets	12,353	88,745
Proceeds from Sale of Intangible Fixed Assets	1,240	125
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(39,148)	—
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	7,927	2,970

Net Cash Provided by (Used in) Investing Activities	1,982,207	3,793,092

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	—	10,000
Proceeds from Issuance of Subordinated Bonds	499,000	514,500
Payments for Redemption of Subordinated Bonds	(490,310)	(417,000)
Proceeds from Investments by Non-controlling Shareholders	153	1,446
Repayments to Non-controlling Shareholders	(61)	—
Cash Dividends Paid	(234,786)	(304,425)
Cash Dividends Paid to Non-controlling Shareholders	(3,569)	(3,494)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	(800)	—
Payments for Repurchase of Treasury Stock	(3,383)	(102,921)
Proceeds from Sale of Treasury Stock	2,767	2,864

Net Cash Provided by (Used in) Financing Activities	(230,990)	(299,030)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	1,703,938	(115,716)

Net Increase (Decrease) in Cash and Cash Equivalents	5,340,133	(442,454)

Cash and Cash Equivalents at the beginning of the fiscal year	65,825,681	71,165,815

Cash and Cash Equivalents at the end of the fiscal year	¥71,165,815	¥70,723,361

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

1-14

Mizuho Financial Group, Inc.

(Business Segments Information)

1. Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. , and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is the total amount of Interest Income, Trust Fees, Fee and Commission Income, Trading Income, Other Operating Income, and Net Gains (Losses) related to ETFs and others.

Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others is the amount of which General and Administrative Expenses (excluding Non-Recurring Losses and others), Equity in Income from Investments in Affiliates, and Amortization of Goodwill and others (including Amortization of Intangible Assets) are deducted from, or added to, Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed Assets disclosed as asset information by segment are the total amount of Tangible Fixed Assets and Intangible Fixed Assets. Fixed Assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others, and Fixed Assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	832,192	636,745	792,244	499,127	59,703	145,672	2,965,683
General and Administrative Expenses (excluding Non-Recurring Losses and others)	702,186	239,532	453,040	345,616	38,391	75,830	1,854,595
Equity in Income from Investments in Affiliates	10,456	9,693	25,004	—	(3,301)	4,930	46,782
Amortization of Goodwill and others	6	824	5,879	—	6,116	790	13,615
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	140,456	406,082	358,329	153,511	11,895	73,981	1,144,254
Fixed Assets	603,769	171,780	224,407	101,201	—	830,333	1,931,490

Notes: 1.	Gross Profits (excluding the amounts of credit costs of trust accounts) +Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥ 45,280 million, of which ¥ 37,041 million is included in the GMC.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed Assets includes assets of headquarters that have not been allocated to each segment, Fixed Assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.
Among Fixed Assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others and that of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	2,965,683
Net Gains (Losses) related to ETFs and others	(45,280)
Other Ordinary Income	410,417
General and Administrative Expenses	(1,840,702)
Other Ordinary Expenses	(321,975)

Ordinary Profits recorded in Consolidated Statement of Income	1,168,141

(2)

The total of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of Segment Information and Profit before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	1,144,254
General and Administrative Expenses (Non-Recurring Losses)	27,508
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(62,173)
Gains on Reversal of Allowances for Loan Losses, and others	10,569
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	95,946
Net Extraordinary Gains (Losses)	21,943
Others	(47,965)

Profit before Income Taxes recorded in Consolidated Statement of Income	1,190,084

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2023	Fiscal 2024
Net Assets per Share of Common Stock	¥4,037.28	¥4,161.03
Earnings per Share of Common Stock	¥267.88	¥350.20
Diluted Earnings per Share of Common Stock	¥267.88	¥350.20

Notes: 1.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2023	Fiscal 2024
Net Assets per Share of Common Stock
Total Net Assets	¥	million	10,312,135	10,523,753
Deductions from Total Net Assets	¥	million	79,597	81,541
Stock Acquisition Rights	¥	million	5	5
Non-Controlling Interests	¥	million	79,591	81,536
Net Assets (year-end) related to Common Stock	¥	million	10,232,538	10,442,211
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,534,510	2,509,524

2.	Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock are based on the following information:

			Fiscal 2023	Fiscal 2024
Earnings per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	678,993	885,433
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	678,993	885,433
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,534,673	2,528,302

Diluted Earnings per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	2	2
Stock Acquisition Rights		Thousands of shares	2	2
Description of dilutive securities which were not included in the calculation of Diluted Earnings per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

3.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2024 and 2025. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2024 and 2025 are 2,910 thousand and 2,376 thousand, respectively.

In the calculation of Earnings per Share of Common Stock and Diluted Earnings per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2024 and 2025 are 2,759 thousand and 2,498 thousand, respectively.

(Subsequent Events)

(Repurchase and cancellation of Own Shares)

MHFG resolved at the meeting of its Board of Directors held on May 15, 2025 to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation, and cancel the repurchased common stock pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase and cancellation of Common Stock

MHFG maintains a capital policy pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns. Based on this initiative, from the fiscal year ending March 31, 2026, MHFG set forth its shareholder return policy keeping progressive increase of dividends per share, while executing flexible and intermittent share buybacks. In accordance with this policy, we decided share buybacks, based on our business results, capital adequacy, our stock price and the opportunities for growth investment, using the total payout ratio of 50% or more as a guide.

(2)	Outline of Repurchase

i.	Stock to be repurchased:	MHFG common stock
ii.	Aggregate shares to be repurchased:	Up to a maximum of 40,000,000 shares (1.6% of the number of issued shares excluding treasury stock as of March 31, 2025)
iii.	Aggregate amount of repurchase price:	Up to a maximum of ¥100,000,000,000
iv.	Repurchase period:	From May 16, 2025 to August 31, 2025
v.	Repurchase method:	Market purchase utilizing trust method

(3)	Outline of Cancellation

i.	Type of stock to be cancelled:	MHFG common stock
ii.	Number of shares to be cancelled:	All of the common stock repurchased as stated in item 2 above
iii.	Scheduled cancellation date:	September 22, 2025

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2024

(Under Japanese GAAP)

CONTENTS

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2024	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Employee Retirement Benefits	NON	CON	2-13

8. Capital Ratio	CON	NON	2-16

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-17

2. Status of Allowances for Loan Losses	CON	NON	2-21

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA	CON	NON	2-22

4. Coverage on Non Performing Loans based on the BA and the FRA	NON		2-23

5. Overview of Non-Performing Loans(“NPLs”)	NON		2-26

6. Results of Removal of NPLs from the Balance Sheet	NON		2-27

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2-28

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2-30

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-31

(2) Loans to SMEs and Individual Customers	NON		2-31

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2-32

(2) Non Performing Loans based on the BA and the FRA by Region	NON		2-33

III. OTHERS	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

2. Breakdown of Deposits (Domestic Offices)	NON		2-36

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2-37
Comparison of Non-Consolidated Statements of Income (selected items)	2-38

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 26, 2024, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2024

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2024		Fiscal 2023
			Change
Consolidated Gross Profits	1	2,920,402	217,097	2,703,304
Net Interest Income	2	1,045,256	157,644	887,612
Trust Fees	3	62,288	801	61,487
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	906,793	50,185	856,608
Net Trading Income	6	1,047,459	320,875	726,584
Net Other Operating Income	7	(141,395)	(312,408)	171,013
General and Administrative Expenses	8	(1,840,702)	(176,750)	(1,663,951)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(62,173)	51,864	(114,038)
Losses on Write-offs of Loans	10	(11,519)	10,837	(22,356)
Gains on Reversal of Allowances for Loan Losses, and others	11	10,569	2,882	7,687
Net Gains (Losses) related to Stocks	12	141,227	117,561	23,666
Equity in Income from Investments in Affiliates	13	46,782	20,560	26,221
Other	14	(47,965)	20,877	(68,842)

Ordinary Profits	15	1,168,141	254,093	914,047

Net Extraordinary Gains (Losses)	16	21,943	(19,044)	40,987
Profit before Income Taxes	17	1,190,084	235,049	955,035
Income Taxes - Current	18	(301,525)	(25,330)	(276,194)
- Deferred	19	108	(4,350)	4,459
Profit	20	888,667	205,368	683,299
Profit Attributable to Non-controlling Interests	21	(3,234)	1,071	(4,305)

Profit Attributable to Owners of Parent	22	885,433	206,439	678,993

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(51,603)	54,747	(106,350)

* Credit-related Costs [23]  =  Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9]
+ Gains on Reversal of Allowances for Loan Losses, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	1,098,973	62,084	1,036,888

* Consolidated Net Business Profits [24]  =  Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	235	16	219
Number of affiliates under the equity method	26	27	2	25

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2024				Fiscal 2023
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,561,662	136,169	1,697,832	72,470	1,625,362
Domestic Gross Profits	2	1,006,254	136,168	1,142,422	247,369	895,053
Net Interest Income	3	652,944	34,130	687,075	188,872	498,202
Trust Fees	4		62,691	62,691	839	61,851
Trust Fees for Jointly Operated Designated Money Trust	5		3,665	3,665	(257)	3,923
Credit Costs of Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	276,141	38,680	314,821	2,992	311,828
Net Trading Income	8	55,049		55,049	45,698	9,351
Net Other Operating Income	9	22,119	666	22,785	8,965	13,819
International Gross Profits	10	555,408	1	555,409	(174,899)	730,308
Net Interest Income	11	415,884	77	415,961	27,476	388,484
Net Fee and Commission Income	12	131,453	(82)	131,370	(31,683)	163,054
Net Trading Income	13	214,269		214,269	79,981	134,288
Net Other Operating Income	14	(206,198)	6	(206,192)	(250,673)	44,481
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(908,587)	(89,456)	(998,044)	(60,609)	(937,434)
Expense Ratio	16	58.1%	65.6%	58.7%	1.1%	57.6%
Personnel Expenses	17	(339,759)	(45,007)	(384,766)	(13,086)	(371,679)
Non-Personnel Expenses	18	(512,086)	(40,100)	(552,186)	(37,618)	(514,567)
Premium for Deposit Insurance	19	(17,211)	(514)	(17,726)	(898)	(16,827)
Miscellaneous Taxes	20	(56,741)	(4,349)	(61,091)	(9,904)	(51,187)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	21	653,075	46,712	699,788	11,860	687,927
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	22	796,989	46,715	843,704	116,771	726,933
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	784,181	46,715	830,896	130,214	700,681

Reversal of (Provision for) General Allowance for Loan Losses	24	(4,508)	(2,569)	(7,078)	9,553	(16,631)

Net Business Profits	25	648,566	44,143	692,710	21,414	671,295
Net Gains (Losses) related to Bonds	26	(143,914)	(2)	(143,916)	(104,910)	(39,005)

Net Non-Recurring Gains (Losses)	27	87,520	22,682	110,203	196,798	(86,594)
Net Gains (Losses) related to Stocks	28	116,763	14,971	131,734	130,611	1,123
Expenses related to Portfolio Problems	29	(52,649)	821	(51,828)	34,462	(86,290)
Gains on Reversal of Allowances for Loan Losses, and others	30	10,257	50	10,308	4,565	5,742
Other	31	13,149	6,840	19,989	27,158	(7,169)

Ordinary Profits	32	736,087	66,826	802,913	218,212	584,701

Net Extraordinary Gains (Losses)	33	22,478	(5,626)	16,851	(27,552)	44,404
Net Gains (Losses) on Disposition of Fixed Assets	34	24,567	(167)	24,399	25,371	(971)
Losses on Impairment of Fixed Assets	35	(10,413)	(12,077)	(22,491)	(15,116)	(7,375)
Gains on Cancellation of Employee Retirement Benefit Trust	36	6,720	5,676	12,396	(40,342)	52,738
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	6,368	941	7,310	7,310	—
Profit before Income Taxes	38	758,565	61,200	819,765	190,659	629,105
Income Taxes - Current	39	(211,354)	(23,566)	(234,920)	(39,238)	(195,682)
- Deferred	40	26,282	8,173	34,456	66,275	(31,819)

Profit	41	573,494	45,807	619,301	217,697	401,604

(1)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [6].

(2)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[22]

    =Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	42	(46,900)	(1,697)	(48,598)	48,581	(97,180)

Credit-related Costs [42]  =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Allowance for Loan Losses [24] + Gains on Reversal of Allowances for Loan Losses, and others [30] + Credit Costs of Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	43		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	44	(4,508)	(2,569)	(7,078)	9,553	(16,631)
Losses on Write-offs of Loans	45	593	0	593	16,703	(16,110)
Reversal of (Provision for) Specific Allowance for Loan Losses	46	(35,760)	821	(34,939)	41,984	(76,924)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	47	9,520	—	9,520	(5,787)	15,308
Reversal of (Provision for) Reserve for Contingencies	48	(4,547)	50	(4,496)	(5,301)	804
Other (including Losses on Sales of Loans)	49	(12,196)	—	(12,196)	(8,570)	(3,626)
Total	50	(46,900)	(1,697)	(48,598)	48,581	(97,180)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2024		Fiscal 2023
			Change
Gross Profits	1	1,561,662	47,622	1,514,040
Domestic Gross Profits	2	1,006,254	222,697	783,556
Net Interest Income	3	652,944	174,097	478,846
Net Fee and Commission Income	4	276,141	(5,389)	281,531
Net Trading Income	5	55,049	45,698	9,351
Net Other Operating Income	6	22,119	8,291	13,828
International Gross Profits	7	555,408	(175,075)	730,483
Net Interest Income	8	415,884	27,379	388,504
Net Fee and Commission Income	9	131,453	(31,749)	163,203
Net Trading Income	10	214,269	79,981	134,288
Net Other Operating Income	11	(206,198)	(250,686)	44,488
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(908,587)	(55,704)	(852,882)
Expense Ratio	13	58.1%	1.8%	56.3%
Personnel Expenses	14	(339,759)	(9,963)	(329,795)
Non-Personnel Expenses	15	(512,086)	(36,583)	(475,502)
Premium for Deposit Insurance	16	(17,211)	(869)	(16,342)
Miscellaneous Taxes	17	(56,741)	(9,157)	(47,584)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	18	653,075	(8,082)	661,158
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas *	19	796,989	96,833	700,156
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	784,181	110,276	673,904

Reversal of (Provision for) General Allowance for Loan Losses	21	(4,508)	12,087	(16,596)

Net Business Profits	22	648,566	4,005	644,561
Net Gains (Losses) related to Bonds	23	(143,914)	(104,916)	(38,998)

Net Non-Recurring Gains (Losses)	24	87,520	186,481	(98,961)
Net Gains (Losses) related to Stocks	25	116,763	121,304	(4,541)
Expenses related to Portfolio Problems	26	(52,649)	32,051	(84,700)
Gains on Reversal of Allowances for Loan Losses, and others	27	10,257	4,523	5,734
Other	28	13,149	28,602	(15,453)

Ordinary Profits	29	736,087	190,486	545,600

Net Extraordinary Gains (Losses)	30	22,478	(20,230)	42,709
Net Gains (Losses) on Disposition of Fixed Assets	31	24,567	25,208	(641)
Losses on Impairment of Fixed Assets	32	(10,413)	(3,169)	(7,244)
Gains on Cancellation of Employee Retirement Benefit Trust	33	6,720	(43,862)	50,582
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	6,368	6,368	—
Profit before Income Taxes	35	758,565	170,256	588,309
Income Taxes - Current	36	(211,354)	(25,246)	(186,107)
- Deferred	37	26,282	56,287	(30,004)

Profit	38	573,494	201,296	372,197

*   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[19]
=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	39	(46,900)	48,662	(95,563)

Credit-related Costs [39]  = Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Allowance for Loan Losses [21]
 + Gains on Reversal of Allowances for Loan Losses, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Allowance for Loan Losses	40	(4,508)	12,087	(16,596)
Losses on Write-offs of Loans	41	593	16,702	(16,109)
Reversal of (Provision for) Specific Allowance for Loan Losses	42	(35,760)	39,632	(75,393)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	43	9,520	(5,787)	15,308
Reversal of (Provision for) Reserve for Contingencies	44	(4,547)	(5,402)	854

Other (including Losses on Sales of Loans)	45	(12,196)	(8,570)	(3,626)
Total	46	(46,900)	48,662	(95,563)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2024		Fiscal 2023
			Change
Gross Profits	1	136,169	24,848	111,321
Domestic Gross Profits	2	136,168	24,671	111,496
Net Interest Income	3	34,130	14,774	19,356
Trust Fees	4	62,691	839	61,851
Trust Fees for Jointly Operated Designated Money Trust	5	3,665	(257)	3,923
Credit Costs of Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	38,680	8,382	30,297
Net Other Operating Income	8	666	674	(8)
International Gross Profits	9	1	176	(175)
Net Interest Income	10	77	97	(19)
Net Fee and Commission Income	11	(82)	65	(148)
Net Other Operating Income	12	6	13	(6)
General and Administrative Expenses (excluding Non-Recurring Losses)	13	(89,456)	(4,904)	(84,552)
Expense Ratio	14	65.6%	(10.2)%	75.9%
Personnel Expenses	15	(45,007)	(3,122)	(41,884)
Non-Personnel Expenses	16	(40,100)	(1,035)	(39,064)
Premium for Deposit Insurance	17	(514)	(29)	(485)
Miscellaneous Taxes	18	(4,349)	(746)	(3,602)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	19	46,712	19,943	26,769
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	20	46,715	19,938	26,776
Excluding Net Gains (Losses) from redemption of Investment Trusts	21	46,715	19,938	26,776

Reversal of (Provision for) General Allowance for Loan Losses	22	(2,569)	(2,534)	(34)

Net Business Profits	23	44,143	17,409	26,734
Net Gains (Losses) related to Bonds	24	(2)	5	(7)

Net Non-Recurring Gains (Losses)	25	22,682	10,316	12,366
Net Gains (Losses) related to Stocks	26	14,971	9,306	5,664
Expenses related to Portfolio Problems	27	821	2,411	(1,590)
Gains on Reversal of Allowances for Loan Losses, and others	28	50	42	7
Other	29	6,840	(1,443)	8,284

Ordinary Profits	30	66,826	27,725	39,101

Net Extraordinary Gains (Losses)	31	(5,626)	(7,321)	1,695
Net Gains (Losses) on Disposition of Fixed Assets	32	(167)	162	(329)
Losses on Impairment of Fixed Assets	33	(12,077)	(11,946)	(130)
Gains on Cancellation of Employee Retirement Benefit Trust	34	5,676	3,520	2,155
Accumulation (Amortization) of Unrecognized Prior Service Cost	35	941	941	—
Profit before Income Taxes	36	61,200	20,403	40,796
Income Taxes - Current	37	(23,566)	(13,991)	(9,574)
- Deferred	38	8,173	9,988	(1,814)

Profit	39	45,807	16,400	29,407

(1) Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) excludes the amounts of “Credit Costs of Trust Accounts” [6].

(2)  Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[20]
=Net Business Profits(before Reversal of (Provision for) General Allowance for Loan Losses)[19]-Net Gains (Losses) related to Bonds[24]

Credit-related Costs	40	(1,697)	(80)	(1,617)

Credit-related Costs [40]  = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Allowance for Loan Losses [22]

+ Gains on Reversal of Allowances for Loan Losses, and others [28] + Credit Costs of Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	41	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	42	(2,569)	(2,534)	(34)
Losses on Write-offs of Loans	43	0	1	(1)
Reversal of (Provision for) Specific Allowance for Loan Losses	44	821	2,351	(1,530)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	50	100	(50)
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	(1,697)	(80)	(1,617)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
				Fiscal 2024		Fiscal 2023
Mizuho Bank					Change

Return on Interest-Earning Assets			1	0.62	0.16	0.46
Return on Loans and Bills Discounted *1			2	0.96	0.20	0.75
Return on Securities			3	0.77	0.35	0.41
Cost of Funding (including Expenses)			4	0.64	0.11	0.53
Cost of Deposits (including Expenses)			5	0.64	0.10	0.54
Cost of Deposits *2			6	0.06	0.06	0.00
Cost of Other External Liabilities			7	0.48	0.18	0.29

Net Interest Margin	(1	)-(4)	8	(0.02)	0.04	(0.06)
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.31	0.10	0.21
Loan and Deposit Rate Margin	(2	)-(6)	10	0.90	0.14	0.75

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			11	0.99	0.21	0.77
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.34	0.11	0.23
Loan and Deposit Rate Margin	(11	)-(6)	13	0.93	0.15	0.77

				(%)
				Fiscal 2024		Fiscal 2023
Mizuho Trust & Banking					Change

Return on Interest-Earning Assets			14	0.97	0.45	0.51
Return on Loans and Bills Discounted *1			15	0.79	0.17	0.62
Return on Securities			16	3.63	0.54	3.08
Cost of Funding			17	0.23	0.12	0.10
Cost of Deposits *2			18	0.09	0.09	0.00

Net Interest Margin	(14	)-(17)	19	0.73	0.33	0.40
Loan and Deposit Rate Margin	(15	)-(18)	20	0.70	0.08	0.62

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			21	0.79	0.17	0.62
Loan and Deposit Rate Margin	(21	)-(18)	22	0.70	0.08	0.62

(Reference)

				(%)
				Fiscal 2023		Fiscal 2022
Aggregate Figures for the 2 Banks					Change

Return on Loans and Bills Discounted *1			23	0.95	0.20	0.75
Cost of Deposits *2			24	0.06	0.06	0.00

Loan and Deposit Rate Margin	(23	)-(24)	25	0.89	0.14	0.74

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted			26	0.98	0.21	0.76
Loan and Deposit Rate Margin	(26	)-(24)	27	0.92	0.15	0.76

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2024				Fiscal 2023
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	208,768,752	2.35	17,163,545	(0.12)	191,605,206	2.48
Loans and Bills Discounted	92,673,218	2.75	1,316,887	(0.06)	91,356,331	2.82
Securities	37,226,068	2.18	(3,184,212)	0.59	40,410,280	1.58

Source of Funds	212,084,087	1.81	1,876,343	(0.03)	210,207,743	1.85
Deposits	153,888,659	1.04	4,860,955	(0.07)	149,027,703	1.12
NCDs	12,952,088	3.70	(4,986,071)	0.90	17,938,160	2.79

(Domestic Operations)

Use of Funds	129,665,335	0.62	16,637,612	0.16	113,027,722	0.46
Loans and Bills Discounted	56,305,215	0.95	2,183,782	0.21	54,121,432	0.74
Securities	17,370,465	0.77	(6,571,853)	0.35	23,942,318	0.41

Source of Funds	130,634,272	0.11	1,578,795	0.08	129,055,476	0.03
Deposits	115,488,058	0.06	5,261,361	0.05	110,226,696	0.00
NCDs	3,056,142	0.12	(5,285,467)	0.11	8,341,609	0.00

(International Operations)

Use of Funds	79,731,653	5.17	(519,492)	(0.10)	80,251,146	5.27
Loans and Bills Discounted	36,368,002	5.54	(866,895)	(0.30)	37,234,898	5.84
Securities	19,855,602	3.41	3,387,640	0.12	16,467,961	3.29

Source of Funds	82,078,051	4.51	(747,878)	(0.12)	82,825,929	4.63
Deposits	38,400,601	4.02	(400,405)	(0.28)	38,801,006	4.30
NCDs	9,895,945	4.80	299,395	(0.40)	9,596,550	5.21

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2024				Fiscal 2023
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	4,577,181	0.98	(379,906)	0.45	4,957,088	0.52
Loans and Bills Discounted	2,752,985	0.82	(224,802)	0.18	2,977,787	0.64
Securities	180,288	3.46	362	0.51	179,926	2.94

Source of Funds	4,369,614	0.24	(1,259,949)	0.12	5,629,563	0.12
Deposits	2,489,355	0.09	(362,445)	0.08	2,851,801	0.00
NCDs	361,613	0.14	(29,925)	0.13	391,539	0.00

(Domestic Operations)

Use of Funds	4,565,903	0.97	(378,474)	0.45	4,944,378	0.51
Loans and Bills Discounted	2,736,591	0.80	(221,026)	0.17	2,957,618	0.62
Securities	171,972	3.63	350	0.54	171,621	3.08

Source of Funds	4,358,242	0.23	(1,257,992)	0.12	5,616,234	0.10
Deposits	2,486,827	0.09	(362,089)	0.08	2,848,917	0.00
NCDs	361,613	0.14	(29,925)	0.13	391,539	0.00

(International Operations)

Use of Funds	33,665	1.74	(2,562)	0.14	36,227	1.60
Loans and Bills Discounted	16,393	3.56	(3,775)	0.71	20,169	2.85
Securities	8,316	—	11	(0.03)	8,304	0.03

Source of Funds	33,758	1.51	(3,087)	(0.11)	36,846	1.63
Deposits	2,528	0.06	(356)	0.05	2,884	0.00
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	(147,287)	(110,184)	(37,102)
Gains on Sales and Others	137,421	42,830	94,591
Losses on Sales and Others	(285,363)	(159,077)	(126,285)
Impairment (Devaluation)	(1,529)	617	(2,147)
Reversal of (Provision for) Allowance for Investment Losses	0	4	(3)
Gains (Losses) on Derivatives other than for Trading	2,184	5,440	(3,256)

	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	141,227	117,561	23,666
Gains on Sales	325,393	(25,001)	350,394
Losses on Sales	(164,100)	125,190	(289,290)
Impairment (Devaluation)	(14,871)	(12,574)	(2,296)
Reversal of (Provision for) Allowance for Investment Losses	(2)	(2)	—
Gains (Losses) on Derivatives other than for Trading	(5,191)	29,949	(35,140)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	(143,916)	(104,910)	(39,005)
Gains on Sales and Others	137,639	43,671	93,968
Losses on Sales and Others	(282,210)	(154,381)	(127,829)
Impairment (Devaluation)	(1,529)	359	(1,888)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,184	5,440	(3,256)

	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	131,734	130,611	1,123
Gains on Sales	306,086	(27,612)	333,699
Losses on Sales	(158,824)	126,824	(285,649)
Impairment (Devaluation)	(10,333)	1,452	(11,785)
Reversal of (Provision for) Allowance for Investment Losses	(2)	(2)	—
Gains (Losses) on Derivatives other than for Trading	(5,191)	29,949	(35,140)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	(143,914)	(104,916)	(38,998)
Gains on Sales and Others	137,632	43,664	93,968
Losses on Sales and Others	(282,201)	(154,380)	(127,821)
Impairment (Devaluation)	(1,529)	359	(1,888)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	2,184	5,440	(3,256)

	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	116,763	121,304	(4,541)
Gains on Sales	290,063	(37,896)	327,960
Losses on Sales	(157,797)	127,777	(285,574)
Impairment (Devaluation)	(10,309)	1,476	(11,785)
Reversal of (Provision for) Allowance for Investment Losses	(2)	(2)	—
Gains (Losses) on Derivatives other than for Trading	(5,191)	29,949	(35,140)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Bonds	(2)	5	(7)
Gains on Sales and Others	7	7	—
Losses on Sales and Others	(9)	(1)	(7)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

	Fiscal 2024		Fiscal 2023
		Change
Net Gains (Losses) related to Stocks	14,971	9,306	5,664
Gains on Sales	16,023	10,284	5,738
Losses on Sales	(1,027)	(953)	(74)
Impairment (Devaluation)	(24)	(24)	—
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	28,315,442	1,244,399	1,851,895	607,496	32,731,510	1,326,873	2,339,385	1,012,512
Japanese Stocks	2,602,868	1,785,453	1,791,933	6,480	3,102,660	2,185,715	2,190,460	4,744
Japanese Bonds	11,250,832	(79,654)	7,249	86,903	14,366,374	(28,514)	18,115	46,629
Japanese Government Bonds	8,370,439	(18,664)	64	18,728	10,974,393	6,247	9,326	3,078
Other	14,461,741	(461,398)	52,713	514,112	15,262,474	(830,328)	130,809	961,137
Foreign Bonds	12,116,540	(384,921)	18,368	403,290	12,293,417	(711,631)	20,332	731,964

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of March 31, 2025 and March 31, 2024 are ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975 million) and ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of March 31, 2025 and March 31, 2024 are ¥1,277,928 million (Foreign Bonds ¥(345,206) million and Japanese Government Bonds ¥(17,688) million) and ¥1,508,634 million (Foreign Bonds ¥(493,514) million and Japanese Government Bonds ¥220 million), respectively.

*   Unrealized Gains/Losses on Other Securities as of March 31, 2025 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	4,183,129	(155,748)	23,297	179,045	4,045,134	(182,210)	8,789	190,999

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2025				As of March 31, 2024
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	27,411,717	1,172,231	1,775,925	603,694	31,951,115	1,242,880	2,255,245	1,012,365
Japanese Stocks	2,516,624	1,713,916	1,719,812	5,896	3,009,329	2,104,250	2,108,913	4,663
Japanese Bonds	11,193,302	(78,786)	7,249	86,035	14,313,789	(28,631)	17,998	46,629
Japanese Government Bonds	8,359,271	(18,664)	64	18,728	10,963,328	6,247	9,326	3,078
Other	13,701,790	(462,898)	48,863	511,761	14,627,995	(832,739)	128,333	961,072
Foreign Bonds	11,465,424	(386,209)	15,035	401,245	11,723,012	(712,961)	18,938	731,899

Mizuho Bank
Other Securities	27,108,684	1,074,796	1,677,413	602,617	31,711,507	1,126,334	2,137,624	1,011,290
Japanese Stocks	2,370,411	1,616,347	1,621,572	5,225	2,836,690	1,988,703	1,992,308	3,605
Japanese Bonds	11,040,790	(78,566)	7,101	85,667	14,252,023	(29,022)	17,589	46,612
Japanese Government Bonds	8,260,550	(18,643)	64	18,707	10,963,328	6,247	9,326	3,078
Other	13,697,483	(462,984)	48,739	511,724	14,622,794	(833,346)	127,725	961,072
Foreign Bonds	11,465,424	(386,209)	15,035	401,245	11,723,012	(712,961)	18,938	731,899

Mizuho Trust & Banking
Other Securities	303,032	97,434	98,511	1,077	239,607	116,546	117,621	1,075
Japanese Stocks	146,213	97,568	98,239	671	172,639	115,547	116,605	1,057
Japanese Bonds	152,511	(220)	147	368	61,766	391	408	17
Japanese Government Bonds	98,720	(21)	—	21	—	—	—	—
Other	4,307	86	123	37	5,201	607	607	0
Foreign Bonds	—	—	—	—	—	—	—	—

*   In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of March 31, 2025 and March 31, 2024 are ¥33,528 million (Foreign Bonds ¥39,715 million and Japanese Government Bonds ¥975 million) and ¥181,761 million (Foreign Bonds ¥218,117 million and Japanese Government Bonds ¥(6,026) million), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of March 31, 2025 and March 31, 2024 are ¥1,205,759 million (Foreign Bonds ¥(346,494) million and Japanese Government Bonds ¥(17,667) million) and ¥1,408,932 million (Foreign Bonds ¥(494,843) million and Japanese Government Bonds ¥220 million), respectively.

*   Unrealized Gains/Losses on Other Securities as of March 31, 2025 and March 31, 2024 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2025				As of March 31, 2024
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	4,183,129	(155,748)	23,297	179,045	4,045,134	(182,210)	8,789	190,999
Mizuho Bank	4,183,129	(155,748)	23,297	179,045	4,045,134	(182,210)	8,789	190,999
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2025				As of March 31, 2024
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	106,131	276,514	276,514	—	106,131	468,940	468,940	—
Mizuho Bank	106,131	276,514	276,514	—	106,131	468,940	468,940	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2025		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,210,350	(63,363)	1,273,714
Japanese Stocks	1,748,558	(384,659)	2,133,218
Japanese Bonds	(79,654)	(51,140)	(28,514)
Japanese Government Bonds	(18,664)	(24,912)	6,247
Other	(458,553)	372,437	(830,990)
Foreign Bonds	(382,076)	330,217	(712,294)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2025		As of March 31, 2024
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,136,110	(54,272)	1,190,383
Japanese Stocks	1,677,795	(373,958)	2,051,753
Japanese Bonds	(78,786)	(50,155)	(28,631)
Japanese Government Bonds	(18,664)	(24,912)	6,247
Other	(462,898)	369,841	(832,739)
Foreign Bonds	(386,209)	326,751	(712,961)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2025				Change				Maturity as of March 31, 2024
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,839.6	3,449.0	986.3	396.3	(4,450.8)	1,591.0	(122.5)	(169.4)	11,290.5	1,858.0	1,108.9	565.7
Japanese Government Bonds	6,152.2	2,054.1	569.5	—	(4,499.2)	1,863.6	(26.2)	—	10,651.5	190.5	595.7	—
Japanese Local Government Bonds	61.8	251.4	251.6	7.5	(10.6)	30.9	(37.8)	(1.8)	72.5	220.4	289.5	9.3
Japanese Corporate Bonds	625.5	1,143.5	165.1	388.8	59.1	(303.4)	(58.5)	(167.6)	566.4	1,447.0	223.6	556.4
Other	2,982.8	4,654.8	1,528.7	7,421.2	151.1	2,341.0	(744.1)	(1,867.2)	2,831.6	2,313.7	2,272.8	9,288.5

Mizuho Bank

Japanese Bonds	6,734.0	3,402.0	986.2	396.3	(4,555.3)	1,603.9	(122.3)	(169.4)	11,289.3	1,798.0	1,108.6	565.7
Japanese Government Bonds	6,053.4	2,054.1	569.5	—	(4,598.0)	1,863.6	(26.2)	—	10,651.5	190.5	595.7	—
Japanese Local Government Bonds	61.8	251.4	251.6	7.5	(10.6)	30.9	(37.8)	(1.8)	72.5	220.4	289.5	9.3
Japanese Corporate Bonds	618.7	1,096.4	165.0	388.8	53.4	(290.6)	(58.3)	(167.6)	565.2	1,387.1	223.3	556.4
Other	2,981.3	4,647.1	1,526.6	7,421.2	150.4	2,341.5	(744.0)	(1,867.2)	2,830.9	2,305.5	2,270.7	9,288.5

Mizuho Trust & Banking

Japanese Bonds	105.6	47.0	0.1	—	104.4	(12.8)	(0.2)	—	1.1	59.9	0.3	—
Japanese Government Bonds	98.8	—	—	—	98.8	—	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	6.8	47.0	0.1	—	5.6	(12.8)	(0.2)	—	1.1	59.9	0.3	—
Other	1.4	7.7	2.0	—	0.7	(0.4)	(0.0)	—	0.7	8.2	2.1	—

2-12

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2024	Change	Fiscal 2023
Retirement Benefit Obligations	(A)	872,630	(79,024)	951,654
Discount Rate (%)		0.79~2.88		0.14~2.08

Total Fair Value of Plan Assets	(B)	1,484,297	(166,320)	1,650,618
Unrecognized Actuarial Differences	(C)	(162,800)	122,397	(285,198)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	448,866	35,101	413,764

Mizuho Bank

Retirement Benefit Obligations	(A)	763,041	(69,990)	833,031
Discount Rate (%)		0.79~2.88		0.14~2.08

Total Fair Value of Plan Assets	(B)	1,274,208	(116,401)	1,390,609
Unrecognized Actuarial Differences	(C)	(135,521)	86,054	(221,576)
Prepaid Pension Cost	(B)+ (C)-(A)	375,645	39,643	336,001

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	109,589	(9,034)	118,623
Discount Rate (%)		0.79~2.88		0.14~2.08

Total Fair Value of Plan Assets	(B)	210,089	(49,919)	260,008
Unrecognized Actuarial Differences	(C)	(27,279)	36,342	(63,621)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	73,221	(4,542)	77,763

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2024	Change	Fiscal 2023
Service Cost	(11,679)	5,456	(17,136)
Interest Cost	(10,621)	(3,805)	(6,815)
Expected Return on Plan Assets	25,487	(1,435)	26,923
Accumulation (Amortization) of Unrecognized Actuarial Differences	36,930	(645)	37,575
Accumulation (Amortization) of Unrecognized Prior Service Cost	7,310	7,310	—
Gains on Cancellation of Employee Retirement Benefit Trust	12,396	(40,342)	52,738
Other	(7,107)	(4,899)	(2,207)

Total	52,716	(38,360)	91,077

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

Mizuho Bank
	(Millions of yen)
	Fiscal 2024	Change	Fiscal 2023
Service Cost	(9,872)	4,619	(14,492)
Interest Cost	(9,331)	(3,366)	(5,964)
Expected Return on Plan Assets	22,032	(1,817)	23,850
Accumulation (Amortization) of Unrecognized Actuarial Differences	28,878	(1,122)	30,001
Accumulation (Amortization) of Unrecognized Prior Service Cost	6,368	6,368	—
Gains on Cancellation of Employee Retirement Benefit Trust	6,720	(43,862)	50,582
Other	(6,066)	(4,121)	(1,944)

Total	38,730	(43,302)	82,033

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).
Mizuho Trust & Banking
	(Millions of yen)
	Fiscal 2024	Change	Fiscal 2023
Service Cost	(1,807)	836	(2,643)
Interest Cost	(1,289)	(438)	(850)
Expected Return on Plan Assets	3,454	382	3,072
Accumulation (Amortization) of Unrecognized Actuarial Differences	8,051	477	7,573
Accumulation (Amortization) of Unrecognized Prior Service Cost	941	941	—
Gains on Cancellation of Employee Retirement Benefit Trust	5,676	3,520	2,155
Other	(1,041)	(777)	(263)

Total	13,986	4,941	9,044

Note: Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses).

2-14

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2025	Change	As of March 31, 2024
Retirement Benefit Obligations	(A)	1,068,287	(82,192)	1,150,480
Fair Value of Plan Assets	(B)	1,758,811	(171,635)	1,930,446
Unrecognized Actuarial Differences	(C)	(173,478)	131,111	(304,590)
Net Defined Benefit Asset	(D)	758,783	(88,333)	847,116
Net Defined Benefit Liability	(A)-(B)+(D)	68,259	1,108	67,151
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2024	Change	Fiscal 2023
Service Cost		(19,776)	7,696	(27,473)
Interest Cost		(12,806)	(4,141)	(8,664)
Expected Return on Plan Assets		30,592	(1,520)	32,112
Accumulation (Amortization) of Unrecognized Actuarial Differences		38,332	582	37,750
Accumulation (Amortization) of Unrecognized Prior Service Cost		9,038	9,015	23
Gains on Cancellation of Employee Retirement Benefit Trust		12,396	(40,342)	52,738
Other		(21,641)	(9,531)	(12,110)

Total		36,135	(38,240)	74,376

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost and Gains on Cancellation of Employee Retirement Benefit Trust are recorded to Extraordinary Gains (Losses), except for a portion thereof.

2-15

Mizuho Financial Group, Inc.

8. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2025 (Preliminary)	Change	As of March 31, 2024
(1) Total Capital Ratio	17.75	0.82	16.93
(2) Tier 1 Capital Ratio	15.65	0.80	14.85
(3) Common Equity Tier 1 Capital Ratio	13.23	0.50	12.73
(4) Total Capital	12,755.7	441.1	12,314.6
(5) Tier 1 Capital	11,248.2	446.4	10,801.8
(6) Common Equity Tier 1 Capital	9,506.2	246.2	9,259.9
(7) Risk weighted Assets	71,844.4	(875.8)	72,720.2
(8) Total Required Capital (7) X8%	5,747.5	(70.0)	5,817.6

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2025 (Preliminary)	Change	As of March 31, 2024	As of March 31, 2025 (Preliminary)
(1) Total Capital Ratio	16.27	0.51	15.76	15.22
(2) Tier 1 Capital Ratio	14.06	0.46	13.60	12.89
(3) Common Equity Tier 1 Capital Ratio	11.42	0.16	11.26	10.05
(4) Total Capital	10,718.8	318.1	10,400.6	9,258.8
(5) Tier 1 Capital	9,267.3	293.7	8,973.6	7,843.5
(6) Common Equity Tier 1 Capital	7,529.0	98.0	7,431.0	6,116.0
(7) Risk weighted Assets	65,879.4	(79.7)	65,959.1	60,826.4
(8) Total Required Capital (7) X8%	5,270.3	(6.3)	5,276.7	4,866.1

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2025 (Preliminary)	Change	As of March 31, 2024	As of March 31, 2025 (Preliminary)
(1) Total Capital Ratio	31.60	2.61	28.99	30.86
(2) Tier 1 Capital Ratio	31.60	2.62	28.98	30.86
(3) Common Equity Tier 1 Capital Ratio	31.60	2.62	28.98	30.86
(4) Total Capital	493.9	17.1	476.7	454.8
(5) Tier 1 Capital	493.8	17.2	476.6	454.8
(6) Common Equity Tier 1 Capital	493.8	17.2	476.6	454.8
(7) Risk weighted Assets	1,562.5	(81.8)	1,644.4	1,473.6
(8) Total Required Capital (7) X8%	125.0	(6.5)	131.5	117.8

Note: Risk-adjusted capital ratio of Mizuho Financial Group is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of Mizuho Bank and Mizuho Trust & Banking are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

2-16

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of March 31, 2025		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	32,484	(4,012)	36,497
Claims with Collection Risk	576,200	(124,530)	700,730
Claims for Special Attention	438,626	(76,876)	515,503
Loans Past Due for 3 Months or More	271	(185)	456
Restructured Loans	438,355	(76,691)	515,046
Sub-total[1]	1,047,311	(205,419)	1,252,731
Normal Claims	106,430,161	1,049,296	105,380,865

Total[2]	107,477,473	843,876	106,633,596

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	95,949	(11,293)	107,242

	(%)
NPL ratio[1]/[2]	0.97	(0.20)	1.17

Trust Account
	(Millions of yen)
	As of March 31, 2025		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	1,392	(708)	2,100

Total[4]	1,392	(708)	2,100

	(%)
NPL ratio[3]/[4]	—	—	—

2-17

Mizuho Financial Group, Inc.

Consolidated + Trust Account
	(Millions of yen)
	As of March 31, 2025		As of March 31, 2024
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	32,484	(4,012)	36,497
Claims with Collection Risk	576,200	(124,530)	700,730
Claims for Special Attention	438,626	(76,876)	515,503
Loans Past Due for 3 Months or More	271	(185)	456
Restructured Loans	438,355	(76,691)	515,046
Sub-total[5]	1,047,311	(205,419)	1,252,731
Normal Claims	106,431,553	1,048,588	105,382,965

Total[6]	107,478,865	843,168	106,635,696

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	95,949	(11,293)	107,242

			(%)
NPL ratio[5]/[6]	0.97	(0.20)	1.17

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	22,229	(4,419)	26,649
Claims with Collection Risk	569,370	(139,295)	708,665
Claims for Special Attention	426,959	(93,956)	520,915
Loans Past Due for 3 Months or More	271	(185)	456
Restructured Loans	426,688	(93,770)	520,459
Sub-total[1]	1,018,559	(237,671)	1,256,230
Normal Claims	108,058,786	(824,994)	108,883,781

Total[2]	109,077,346	(1,062,666)	110,140,012

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	94,011	(11,328)	105,340

	(%)

NPL ratio[1]/[2]	0.93	(0.20)	1.14

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	22,151	(4,408)	26,560
Claims with Collection Risk	561,794	(137,595)	699,390
Claims for Special Attention	419,464	(92,333)	511,797
Loans Past Due for 3 Months or More	271	(185)	456
Restructured Loans	419,192	(92,148)	511,341
Sub-total[3]	1,003,410	(234,338)	1,237,748
Normal Claims	105,478,966	(530,890)	106,009,857

Total[4]	106,482,377	(765,229)	107,247,606

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	93,777	(11,328)	105,106

	(%)
NPL ratio[3]/[4]	0.94	(0.21)	1.15

2-19

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	78	(11)	89
Claims with Collection Risk	7,575	(1,699)	9,275
Claims for Special Attention	7,495	(1,622)	9,117
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	7,495	(1,622)	9,117
Sub-total[5]	15,148	(3,333)	18,482
Normal Claims	2,578,427	(293,395)	2,871,823

Total[6]	2,593,576	(296,729)	2,890,305

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	(0)	233

	(%)
NPL ratio[5]/[6]	0.58	(0.05)	0.63

(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	1,392	(708)	2,100

Total[8]	1,392	(708)	2,100

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

2. Status of Allowances for Loan Losses

Consolidated

	(Millions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Allowances for Loan Losses	755,751	(32,097)	787,848
General Allowance for Loan Losses	336,285	6,522	329,763
Specific Allowance for Loan Losses	395,127	(28,783)	423,911
Allowance for Loan Losses to Restructuring Countries	24,339	(9,835)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	96,218	(11,393)	107,611
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Allowances for Loan Losses	726,169	(34,912)	761,081
General Allowance for Loan Losses	320,716	7,078	313,638
Specific Allowance for Loan Losses	381,113	(32,154)	413,268
Allowance for Loan Losses to Restructuring Countries	24,339	(9,835)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	94,011	(11,328)	105,340
Mizuho Bank
Allowances for Loan Losses	719,269	(36,660)	755,930
General Allowance for Loan Losses	314,866	4,508	310,357
Specific Allowance for Loan Losses	380,064	(31,333)	411,398
Allowance for Loan Losses to Restructuring Countries	24,339	(9,835)	34,174

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	93,777	(11,328)	105,106
Mizuho Trust & Banking
Allowances for Loan Losses	6,899	1,748	5,151
General Allowance for Loan Losses	5,850	2,569	3,281
Specific Allowance for Loan Losses	1,049	(821)	1,870
Allowance for Loan Losses to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	233	(0)	233

Allowance for Entrusted Loan Losses (¥4 million and ¥6 million for March 31, 2025 and March 31, 2024, respectively) is not included in the above figures for Trust Account.

2-21

Mizuho Financial Group, Inc.

3. Allowance Coverage Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of March 31, 2025	Change	As of March 31, 2024
Mizuho Financial Group	72.16	9.27	62.89
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2025	Change	As of March 31, 2024
Total	71.29	10.70	60.58
Mizuho Bank	71.68	10.60	61.07
Mizuho Trust & Banking (Banking Account)	45.54	17.67	27.87

Above figures are presented net of partial direct write-offs.

2-22

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	22.2	(4.4)	26.6
Collateral, Guarantees, and equivalent	21.4	(4.6)	26.0
Allowance for Losses	0.7	0.2	0.5
Claims with Collection Risk	569.3	(139.2)	708.6
Collateral, Guarantees, and equivalent	134.5	(27.1)	161.7
Allowance for Losses	380.3	(28.2)	408.5
Claims for Special Attention	426.9	(93.9)	520.9
Collateral, Guarantees, and equivalent	117.6	(28.5)	146.2
Allowance for Losses	102.8	(41.2)	144.1
Total	1,018.5	(237.6)	1,256.2
Collateral, Guarantees, and equivalent	273.6	(60.3)	334.0
Allowance for Losses	483.9	(69.2)	553.2

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	22.1	(4.4)	26.5
Collateral, Guarantees, and equivalent	21.3	(4.6)	26.0
Allowance for Losses	0.7	0.2	0.5
Claims with Collection Risk	561.7	(137.5)	699.3
Collateral, Guarantees, and equivalent	129.6	(25.7)	155.3
Allowance for Losses	379.2	(27.3)	406.6
Claims for Special Attention	419.4	(92.3)	511.7
Collateral, Guarantees, and equivalent	115.3	(26.4)	141.7
Allowance for Losses	101.9	(41.2)	143.2
Total	1,003.4	(234.3)	1,237.7
Collateral, Guarantees, and equivalent	266.3	(56.8)	323.1
Allowance for Losses	482.0	(68.4)	550.4

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0
Allowance for Losses	—	—	—
Claims with Collection Risk	7.5	(1.6)	9.2
Collateral, Guarantees, and equivalent	4.9	(1.4)	6.3
Allowance for Losses	1.0	(0.8)	1.8
Claims for Special Attention	7.4	(1.6)	9.1
Collateral, Guarantees, and equivalent	2.3	(2.1)	4.4
Allowance for Losses	0.9	0.0	0.8
Total	15.1	(3.3)	18.4
Collateral, Guarantees, and equivalent	7.3	(3.5)	10.8
Allowance for Losses	1.9	(0.8)	2.7

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Coverage Amount	757.6	(129.5)	887.2
Allowances for Loan Losses	483.9	(69.2)	553.2
Collateral, Guarantees, and equivalent	273.6	(60.3)	334.0

	(%)
Coverage Ratio	74.3	3.7	70.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	90.4	9.9	80.4
Claims for Special Attention	51.6	(4.0)	55.7
Claims against Special Attention Obligors	51.7	(2.7)	54.5

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	87.4	12.7	74.6
Claims for Special Attention	33.2	(5.2)	38.4
Claims against Special Attention Obligors	32.2	(4.8)	37.0

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	22.97	(3.82)	26.79
Claims against Watch Obligors excluding Special Attention Obligors	3.03	(1.05)	4.08
Claims against Normal Obligors	0.14	0.08	0.05

Mizuho Bank

	(Billions of yen)
Coverage Amount	748.3	(125.2)	873.6
Allowances for Loan Losses	482.0	(68.4)	550.4
Collateral, Guarantees, and equivalent	266.3	(56.8)	323.1

	(%)
Coverage Ratio	74.5	4.0	70.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	90.5	10.2	80.3
Claims for Special Attention	51.8	(3.8)	55.6
Claims against Special Attention Obligors	52.3	(2.5)	54.8

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	87.7	13.0	74.7
Claims for Special Attention	33.5	(5.1)	38.7
Claims against Special Attention Obligors	32.7	(4.7)	37.5

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	23.22	(3.91)	27.13
Claims against Watch Obligors excluding Special Attention Obligors	3.03	(1.06)	4.10
Claims against Normal Obligors	0.14	0.08	0.05

2-24

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2025	Change	As of March 31, 2024
Coverage Amount	9.2	(4.3)	13.6
Allowances for Loan Losses	1.9	(0.8)	2.7
Collateral, Guarantees, and equivalent	7.3	(3.5)	10.8

	(%)
Coverage Ratio	61.2	(12.4)	73.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.9	(9.6)	88.5
Claims for Special Attention	43.0	(15.4)	58.4
Claims against Special Attention Obligors	31.4	(10.0)	41.4

Allowance Coverage Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	39.4	(24.2)	63.6
Claims for Special Attention	17.4	(1.5)	19.0
Claims against Special Attention Obligors	17.3	(1.5)	18.9

Reference: Allowance Coverage Ratio

	(%)
Claims against Special Attention Obligors	14.43	0.75	13.67
Claims against Watch Obligors excluding Special Attention Obligors	1.70	1.29	0.40
Claims against Normal Obligors	0.14	0.11	0.03

2-25

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

1.

SELF-ASSESSMENT

Obligor \ Categorization	Non-Categorization	Category II	Category III	Category IV
Bankrupt and Substantially Bankrupt Obligors 22.2	22.2 Collateral, Guarantees, etc.: 21.4 Allowances for Losses: 0.7		Allowance Coverage Ratio 100%	Direct Write-offs
Intensive Control Obligors 569.3	514.8 Collateral, Guarantees, etc.: 134.5 Allowances for Losses: 380.3		54.4 Allowance Coverage Ratio 87.4%	Amounts for allowances are recorded under Non-Categorization
Watch Obligors: Claims for Special Attention 426.9 (Special Attention Obligors)	Allowance Coverage Ratio against Uncovered Portion 33.2% Collateral, Guarantees, etc.: 117.6 Allowances for Losses: 102.8			
Watch Obligors: Other Watch Obligors				
Normal Obligors				
Total 109,075.9				

Claims against Special Attention Obligors
- Coverage Ratio: 51.7%
- Allowance Coverage Ratio for Uncovered Portion: 32.2%
- Allowance Coverage Ratio against Total Amount of Claims: 22.9%

Allowance Coverage Ratio against Total Amount of Claims
- Other Watch Obligors: 3.03%
- Normal Obligors: 0.14%

2.

Category	Amount	Coverage Ratio
Claims against Bankrupt and Substantially Bankrupt Obligors	22.2	100%
Claims with Collection Risk	569.3	90.4%
Claims for Special Attention (Notes)	426.9	51.6%
– Loans Past Due for 3 Months or More	0.2	
– Restructured Loans	426.6	
Total	1,018.5	

Total Coverage Ratio 74.3%

Notes:	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2-26

Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024
	As of March 31, 2022	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2024
Claims against Bankrupt and Substantially Bankrupt Obligors	41.1	26.0	14.1	7.1	0.0	7.2	(6.9)
Claims with Collection Risk	726.0	504.6	439.9	361.8	4.8	366.7	(73.2)
Amount Categorized as above up to Fiscal 2021	767.1	530.6	454.1	368.9	4.9	373.9	(80.1)
of which the amount which was in the process of being removed from the balance sheet	40.0	24.2	13.7	7.1	0.0	7.2	(6.5)
Claims against Bankrupt and Substantially Bankrupt Obligors		7.9	1.7	2.1	—	2.1	0.3
Claims with Collection Risk		153.8	59.8	31.8	0.1	31.9	(27.9)
Amount Newly Categorized as above during Fiscal 2022		161.8	61.6	33.9	0.1	34.0	(27.5)
of which the amount which was in the process of being removed from the balance sheet		6.3	1.5	1.8	—	1.8	0.3
Claims against Bankrupt and Substantially Bankrupt Obligors			10.7	3.8	—	3.8	(6.9)
Claims with Collection Risk			208.7	62.2	2.5	64.7	(144.0)
Amount Newly Categorized as above during Fiscal 2023			219.5	66.0	2.5	68.5	(150.9)
of which the amount which was in the process of being removed from the balance sheet			9.4	2.9	—	2.9	(6.4)
Claims against Bankrupt and Substantially Bankrupt Obligors				9.0	0.0	9.0	9.0
Claims with Collection Risk				105.9	0.0	105.9	105.9
Amount Newly Categorized as above during Fiscal 2024				114.9	0.0	115.0	115.0
of which the amount which was in the process of being removed from the balance sheet				5.8	0.0	5.8	5.8
Claims against Bankrupt and Substantially Bankrupt Obligors	41.1	34.0	26.6	22.1	0.0	22.2	(4.4)
Claims with Collection Risk	726.0	658.4	708.6	561.7	7.5	569.3	(139.2)
Total	767.1	692.5	735.3	583.9	7.6	591.6	(143.7)
of which the amount which was in the process of being removed from the balance sheet	40.0	30.5	24.7	17.8	0.0	17.9	(6.8)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2024

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(3.8)	(3.8)	—
Restructuring	(26.8)	(26.8)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(79.1)	(79.1)	—
Direct Write-off	(4.7)	(4.7)	—
Other	(144.1)	(142.3)	(1.7)
Debt recovery	(64.5)	(63.1)	(1.3)
Improvement in Business Performance	(79.5)	(79.2)	(0.3)

Total	(258.7)	(256.9)	(1.7)

2-27

Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2025		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	64,339.3	(482.6)	64,821.9
Manufacturing	10,309.7	424.2	9,885.4
Agriculture & Forestry	48.9	2.1	46.8
Fishery	12.9	2.4	10.4
Mining, Quarrying Industry & Gravel Extraction Industry	160.3	(34.0)	194.3
Construction	1,055.1	(55.0)	1,110.2
Utilities	3,197.3	(114.6)	3,311.9
Communication	1,170.7	186.2	984.4
Transportation & Postal Industry	2,266.9	(92.4)	2,359.3
Wholesale & Retail	4,879.6	58.1	4,821.4
Finance & Insurance	9,320.1	(2,186.1)	11,506.3
Real Estate	12,447.6	627.3	11,820.2
Commodity Lease	3,243.4	113.5	3,129.8
Service Industries	3,020.7	(53.9)	3,074.6
Local Governments	368.9	(118.6)	487.6
Governments	2,982.7	1,199.0	1,783.6
Other	9,853.9	(441.0)	10,295.0
Overseas Total (including Loans Booked Offshore)	30,335.0	(494.2)	30,829.3
Governments	293.0	30.8	262.2
Financial Institutions	13,777.7	1,378.9	12,398.7
Other	16,264.2	(1,904.0)	18,168.2

Total	94,674.3	(976.9)	95,651.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2025:	¥530.0 billion (from MHBK)
As of March 31, 2024:	¥631.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-28

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2025		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	61,280.1	225.4	61,054.7
Manufacturing	9,990.7	452.1	9,538.5
Agriculture & Forestry	48.9	2.1	46.8
Fishery	12.9	2.4	10.4
Mining, Quarrying Industry & Gravel Extraction Industry	159.2	(33.8)	193.1
Construction	1,007.5	(55.5)	1,063.0
Utilities	2,982.6	(91.1)	3,073.8
Communication	1,133.0	212.4	920.6
Transportation & Postal Industry	2,140.8	(81.1)	2,222.0
Wholesale & Retail	4,779.1	72.3	4,706.8
Finance & Insurance	8,861.2	(2,162.8)	11,024.0
Real Estate	11,102.3	794.4	10,307.9
Commodity Lease	3,064.5	122.3	2,942.1
Service Industries	2,996.8	(45.5)	3,042.4
Local Governments	368.7	(118.2)	486.9
Governments	2,982.7	1,557.4	1,425.3
Other	9,648.5	(402.0)	10,050.5
Overseas Total (including Loans Booked Offshore)	30,335.0	(494.2)	30,829.3
Governments	293.0	30.8	262.2
Financial Institutions	13,777.7	1,378.9	12,398.7
Other	16,264.2	(1,904.0)	18,168.2

Total	91,615.2	(268.7)	91,884.0

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,059.1	(708.1)	3,767.2
Manufacturing	319.0	(27.8)	346.9
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.0	(0.1)	1.2
Construction	47.6	0.4	47.1
Utilities	214.6	(23.4)	238.0
Communication	37.7	(26.1)	63.8
Transportation & Postal Industry	126.0	(11.3)	137.3
Wholesale & Retail	100.4	(14.2)	114.6
Finance & Insurance	458.8	(23.3)	482.2
Real Estate	1,345.2	(167.0)	1,512.3
Commodity Lease	178.8	(8.7)	187.6
Service Industries	23.8	(8.3)	32.2
Local Governments	0.2	(0.4)	0.6
Governments	—	(358.3)	358.3
Other	205.4	(39.0)	244.4
Overseas Total (including Loans Booked Offshore)	—	—	—
Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	3,059.1	(708.1)	3,767.2

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

2-29

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2025				As of March 31, 2024
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	938.2	73.8	(129.8)	4.9	1,068.0	68.8
Manufacturing	610.3	76.2	(37.1)	5.2	647.4	71.0
Agriculture & Forestry	3.2	76.3	(5.4)	12.6	8.7	63.7
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	—	—	—	—	—	—
Construction	3.0	82.1	(5.4)	10.7	8.5	71.3
Utilities	1.0	68.7	(1.7)	13.2	2.8	55.4
Communication	11.7	59.3	1.6	(0.4)	10.1	59.8
Transportation & Postal Industry	11.8	77.4	1.6	5.8	10.1	71.5
Wholesale & Retail	111.2	55.9	(19.5)	(2.9)	130.7	58.9
Finance & Insurance	13.9	54.8	(25.0)	7.3	38.9	47.5
Real Estate	26.3	86.8	(4.2)	0.1	30.6	86.6
Commodity Lease	0.2	71.5	(0.0)	(4.1)	0.3	75.6
Service Industries	95.2	67.2	(25.5)	6.4	120.8	60.7
Local Governments	—	—	—	—	—	—
Other	49.8	97.1	(8.8)	6.4	58.6	90.7
Overseas Total (including Loans Booked Offshore)	80.3	80.8	(107.8)	0.1	188.2	80.7
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	80.3	80.8	(107.8)	0.1	188.2	80.7

Total	1,018.5	74.3	(237.6)	3.7	1,256.2	70.6

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-30

Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2025		As of March 31, 2024
		Change
Housing and Consumer Loans	7,339.5	(387.4)	7,727.0
Housing Loans for owner’s residential housing	6,890.7	(361.6)	7,252.4

Mizuho Bank

Housing and Consumer Loans	7,307.1	(381.3)	7,688.4
Housing Loans	6,935.5	(372.8)	7,308.4
for owner’s residential housing	6,859.8	(356.0)	7,215.8
Consumer loans	371.5	(8.5)	380.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	32.4	(6.1)	38.5
Housing Loans for owner’s residential housing	30.9	(5.6)	36.5
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2025		As of March 31, 2024
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.7	(1.4)	58.1
Loans to SMEs and Individual Customers	36,504.9	(1,210.4)	37,715.3

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.0	(1.7)	58.8
Loans to SMEs and Individual Customers	34,959.1	(944.2)	35,903.3

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	50.5	2.4	48.0
Loans to SMEs and Individual Customers	1,545.8	(266.1)	1,812.0

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-31

Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2025		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Asia	6,975.9	(77.6)	7,053.5
Hong Kong	897.3	(320.9)	1,218.3
Singapore	1,366.9	142.9	1,224.0
Thailand	1,029.0	(6.1)	1,035.1
Taiwan	706.3	92.9	613.3
India	927.1	198.6	728.5
South Korea	732.3	(62.6)	795.0
Indonesia	430.0	2.5	427.4
Philippines	266.8	(47.9)	314.7
China	141.4	10.8	130.6
Malaysia	88.8	(15.3)	104.1
Central and South America	4,442.1	(842.0)	5,284.1
Mexico	353.9	(52.7)	406.6
Brazile	200.1	8.9	191.2
North America	13,748.9	669.2	13,079.7
United States	12,112.8	335.8	11,776.9
Eastern Europe	121.7	(43.6)	165.4
Russia	100.9	(40.6)	141.6
Western Europe	4,557.3	(1,238.6)	5,795.9
United Kingdom	1,380.2	(100.9)	1,481.2
Netherlands	1,064.0	(235.4)	1,299.5
Germany	80.4	(487.0)	567.4
Ireland	536.9	(98.1)	635.0
Switzerland	85.8	(0.1)	85.9
France	132.0	(348.9)	480.9
Turkey	98.7	39.9	58.7
Italy	12.7	(150.7)	163.4
Other	4,372.1	168.9	4,203.2
Australia	2,159.9	33.1	2,126.7
Total	34,218.2	(1,363.7)	35,582.0

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2025		As of March 31, 2024
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China) ,Ltd	1,163.4	(105.2)	1,268.6
Mizuho Bank (USA)	332.7	(108.5)	441.2
PT. Bank Mizuho Indonesia	610.0	76.8	533.1

Note: The balances of loans of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2025 and 2024 are ¥0.6 billion and

¥12.1 billion, respectively.

2-32

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2025		As of March 31, 2024
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	58.2	(21.7)	80.0
Hong Kong	1.0	(0.0)	1.0
Singapore	13.7	(13.3)	27.0
Thailand	1.0	(1.7)	2.8
Taiwan	24.2	(1.9)	26.2
India	—	(0.0)	0.0
South Korea	0.0	0.0	0.0
Indonesia	—	—	—
Philippines	0.0	(0.0)	0.0
China	0.1	(0.0)	0.1
Malaysia	—	—	—
Central and South America	13.9	(26.7)	40.7
Mexico	—	(0.3)	0.3
Brazile	—	—	—
North America	8.2	(75.7)	84.0
United States	8.2	(75.7)	84.0
Eastern Europe	8.5	0.3	8.1
Russia	8.5	0.3	8.1
Western Europe	29.7	(7.4)	37.1
United Kingdom	13.0	9.2	3.8
Netherlands	0.9	(5.0)	6.0
Germany	3.2	3.2	—
Ireland	—	—	—
Switzerland	1.0	(0.9)	1.9
France	—	(5.0)	5.0
Turkey	—	—	—
Italy	9.7	(0.0)	9.7
Other	1.7	(6.2)	7.9
Australia	1.6	(6.2)	7.8
Total	120.5	(137.6)	258.1

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2025		As of March 31, 2024
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	0.1	(0.3)	0.5
Mizuho Bank (USA)	—	—	—
PT. Bank Mizuho Indonesia	6.9	0.5	6.4

Note: The balances of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2025 and 2024 are ¥0.2 billion and ¥0.2 billion, respectively.

2-33

Mizuho Financial Group, Inc.

III. OTHERS

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2025 to March 31, 2030)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	4,627.9
Profit before Income Taxes	2	5,164.0
Tax Adjustments *1	3	1,011.9
Taxable Income before Current Deductible Temporary Differences *2	4	6,175.9
Effective Statutory Tax Rate	5	30.62%/31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,932.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2025.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2020	316.3
Fiscal 2021	360.3
Fiscal 2022	157.7
Fiscal 2023	406.1
Fiscal 2024(estimate)	798.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2.	Figure for fiscal 2024 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2025	Change	As of March 31, 2024
Allowances for Loan Losses	7	226.4	(6.5)	233.0
Impairment of Securities	8	106.6	15.6	90.9
Net Unrealized Losses on Other Securities	9	50.2	(66.3)	116.5
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	62.9	(9.9)	72.9
Net Deferred Hedge Losses	12	220.9	81.3	139.6
Tax Losses Carried Forward	13	12.4	(3.9)	16.4
Other	14	299.8	(5.3)	305.2

Total Deferred Tax Assets	15	979.5	4.8	974.7

Valuation Allowance	16	(182.3)	11.5	(193.8)

Sub-Total [ 15 + 16 ]	17	797.2	16.3	780.8

Amount related to Retirement Benefits Accounting	18	(118.4)	(15.5)	(102.8)
Net Unrealized Gains on Other Securities	19	(330.5)	60.0	(390.5)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(71.6)	30.5	(102.2)

Total Deferred Tax Liabilities	22	(520.5)	75.0	(595.6)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	276.6	91.4	185.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(298.0)	(4.2)	(293.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	220.9	81.3	139.6
Tax effects related to others	26	353.7	14.4	339.2

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2025 to March 31, 2030)
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)	1	169.9
Profit before Income Taxes	2	241.2
Tax Adjustments (1)	3	0.1
Taxable Income before Current Deductible Temporary Differences (2)	4	241.4
Effective Statutory Tax Rate	5	30.62%/31.52%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	75.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2025.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2020	26.6
Fiscal 2021	33.2
Fiscal 2022	30.0
Fiscal 2023	29.4
Fiscal 2024(estimate)	75.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2.	Figure for fiscal 2024 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2025	Change	As of March 31, 2024
Allowances for Loan Losses	7	2.1	0.5	1.6
Impairment of Securities	8	3.6	0.3	3.3
Net Unrealized Losses on Other Securities	9	0.0	(0.1)	0.2
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment(1)	11	5.5	3.2	2.3
Reserve for Loss of Transfer	12	—	—	—
Net Deferred Hedge Losses	13	—	—	—
Tax Losses Carried Forward	14	—	—	—
Other(2)	15	18.4	1.7	16.7

Total Deferred Tax Assets	16	29.8	5.6	24.2

Valuation Allowance	17	(3.1)	2.0	(5.2)

Sub-Total [ 15 + 16 ]	18	26.6	7.7	18.9

Amount related to Retirement Benefits Accounting	19	(23.0)	0.7	(23.8)
Net Unrealized Gains on Other Securities	20	(22.8)	4.5	(27.3)
Net Deferred Hedge Gains	21	(2.9)	(0.0)	(2.9)
Other	22	(0.4)	(0.2)	(0.2)

Total Deferred Tax Liabilities	23	(49.3)	4.9	(54.3)

Net Deferred Tax Assets (Liabilities) [18 + 23]	24	(22.7)	12.6	(35.4)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities(3)	25	(22.9)	4.5	(27.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	26	(2.9)	(0.0)	(2.9)
Tax effects related to others	27	3.1	8.1	(5.0)

(1,2) Depreciation and Impairment included within Other—Deferred Tax Assets in the previous year has been separately presented from this fiscal year due to increased materiality. In order to reflect the change in presentation of the financial statements, reclassification of the previous fiscal year has been made accordingly. As a result, Other—Deferred Tax Assets of ¥19.0 billion presented in the statements for the previous fiscal year has been reclassified as Depreciation and Impairment of ¥2.3 billion and Other of ¥16.7 billion.

(3) Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

2. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
Aggregate Figures for the 2 Banks	As of March 31, 2025	Change	As of March 31, 2024
Deposits	124,099.8	(1,464.9)	125,564.8
Individual Deposits	49,030.0	39.7	48,990.2
Corporate Deposits	64,808.2	(1,967.6)	66,775.8
Financial/Government Institutions	10,261.5	462.8	9,798.7

Mizuho Bank

Deposits	122,217.0	(717.5)	122,934.6
Individual Deposits	48,334.1	89.5	48,244.5
Corporate Deposits	63,891.8	(1,428.2)	65,320.1
Financial/Government Institutions	9,991.0	621.1	9,369.8

Mizuho Trust & Banking

Deposits	1,882.7	(747.4)	2,630.1
Individual Deposits	695.8	(49.8)	745.6
Corporate Deposits	916.3	(539.3)	1,455.6
Financial/Government Institutions	270.5	(158.2)	428.8

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-36

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2025 (A)	As of March 31, 2024 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥69,747,184	¥70,442,184	¥(694,999)
Call Loans	249,360	779,066	(529,705)
Receivables under Resale Agreements	10,023,199	6,693,619	3,329,580
Guarantee Deposits Paid under Securities Borrowing Transactions	127,638	188,451	(60,812)
Monetary Claims Bought	493,032	707,057	(214,025)
Trading Assets	7,782,207	7,027,086	755,120
Money Held in Trust	505	505	0
Securities	34,405,103	37,809,325	(3,404,222)
Loans and Bills Discounted	91,615,228	91,884,028	(268,799)
Foreign Exchanges	2,042,083	2,171,460	(129,376)
Derivatives other than for Trading	6,066,571	9,081,601	(3,015,030)
Other Assets	5,558,146	6,144,905	(586,759)
Tangible Fixed Assets	855,824	872,336	(16,512)
Intangible Fixed Assets	505,728	404,708	101,019
Prepaid Pension Cost	375,645	336,001	39,643
Deferred Tax Assets	276,640	185,189	91,451
Customers’ Liabilities for Acceptances and Guarantees	11,573,662	11,745,869	(172,207)
Allowances for Loan Losses	(719,269)	(755,930)	36,660
Allowance for Investment Losses	(2)	—	(2)

Total Assets	¥240,978,492	¥245,717,469	¥(4,738,977)

Liabilities
Deposits	¥153,047,861	¥154,407,832	¥(1,359,970)
Negotiable Certificates of Deposit	14,052,123	11,250,486	2,801,636
Call Money	2,169,376	1,009,589	1,159,787
Payables under Repurchase Agreements	19,411,662	22,254,496	(2,842,833)
Guarantee Deposits Received under Securities Lending Transactions	356,931	38,776	318,155
Commercial Paper	2,138,133	1,165,988	972,145
Trading Liabilities	5,646,893	5,958,376	(311,483)
Borrowed Money	12,955,564	14,124,762	(1,169,197)
Foreign Exchanges	1,061,680	1,181,438	(119,758)
Bonds and Notes	407,973	641,904	(233,931)
Derivatives other than for Trading	7,147,566	10,309,625	(3,162,059)
Other Liabilities	4,115,826	4,596,842	(481,016)
Reserve for Bonus Payments	54,510	38,758	15,752
Reserve for Variable Compensation	587	801	(213)
Reserve for Possible Losses on Sales of Loans	1,266	8,645	(7,379)
Reserve for Contingencies	8,616	4,105	4,510
Reserve for Reimbursement of Deposits	6,814	9,871	(3,056)
Reserve for Reimbursement of Debentures	19,965	25,125	(5,159)
Deferred Tax Liabilities for Revaluation Reserve for Land	47,059	57,583	(10,524)
Acceptances and Guarantees	11,573,662	11,745,869	(172,207)

Total Liabilities	234,224,077	238,830,880	(4,606,803)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,715,665	2,615,322	100,343
Appropriated Reserve	624,534	524,533	100,000
Other Retained Earnings	2,091,130	2,090,788	342
Retained Earnings Brought Forward	2,091,130	2,090,788	342

Total Shareholders’ Equity	6,379,123	6,278,779	100,343

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	752,993	791,974	(38,981)
Net Deferred Hedge Gains (Losses), net of Taxes	(476,383)	(311,045)	(165,338)
Revaluation Reserve for Land, net of Taxes	98,682	126,879	(28,197)

Total Valuation and Translation Adjustments	375,291	607,808	(232,516)

Total Net Assets	6,754,415	6,886,588	(132,173)

Total Liabilities and Net Assets	¥240,978,492	¥245,717,469	¥(4,738,977)

2-37

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2025 (A)	For the fiscal year ended March 31, 2024 (B)	Change (A) - (B)
Ordinary Income	¥6,379,900	¥6,109,353	¥270,546
Interest Income	4,921,150	4,752,437	168,712
Interest on Loans and Bills Discounted	2,553,036	2,578,759	(25,723)
Interest and Dividends on Securities	812,548	642,076	170,471
Fee and Commission Income	668,693	661,142	7,550
Trading Income	269,318	144,357	124,961
Other Operating Income	191,649	199,502	(7,852)
Other Ordinary Income	329,088	351,914	(22,826)

Ordinary Expenses	5,643,813	5,563,753	80,059
Interest Expenses	3,852,322	3,885,086	(32,764)
Interest on Deposits	1,613,715	1,671,900	(58,185)
Fee and Commission Expenses	261,098	216,408	44,690
Trading Expenses	—	717	(717)
Other Operating Expenses	375,729	141,186	234,543
General and Administrative Expenses	882,552	825,649	56,902
Other Ordinary Expenses	272,110	494,704	(222,594)

Ordinary Profits	736,087	545,600	190,486

Extraordinary Gains	49,155	56,424	(7,268)

Extraordinary Losses	26,677	13,714	12,962

Profit before Income Taxes	758,565	588,309	170,256
Income Taxes:
Current	211,354	189,701	21,652
Refund of Income Taxes	—	(3,593)	3,593
Deferred	(26,282)	30,004	(56,287)

Profit	¥573,494	¥372,197	¥201,296

2-38